Interim Condensed Consolidated Financial Statements

June 30, 2013

(Expressed in U.S. dollars)

(Unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and six months ended June 30, 2013 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Comprehensive Loss	5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information	8

2.	Basis of Preparation	8

3.	Summary of Significant Accounting Policies	8

4.	Related party transactions	10

5.	Property, Plant and Equipment	11

6.	Exploration and Evaluation Assets	12

7.	Intangible Assets	12

8.	Segmented Reporting	12

9.	Share Capital	13

10.	Share-Based Payments	14

11.	Commitments	16

12.	Financial risk management objectives and policies	16

13.	Supplemental cash flow information	19

14.	Employee retention allowance	19

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in U.S. dollars - unaudited)

	Notes	June 30, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents		3,329,000	10,741,699
Advances receivable		513,655	152,022
Due from related parties	4	41,552	17,760
Prepaid expenses and deposits		137,645	358,309
Total Current Assets		4,021,852	11,269,790

Non-Current Assets
Property, plant and equipment	5	761,333	749,243
Exploration and evaluation assets	6	54,000,695	48,255,201
Intangibles	7	1	1
Total Non-Current Assets		54,762,029	49,004,445

Total Assets		58,783,881	60,274,235

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		672,754	976,542
Accrued liabilities		69,836	208,143
Due to related parties	4	5,488	-
Employee retention allowance	14	569,142	490,280
Total Current Liabilities		1,317,220	1,674,965

Deferred taxes		813,138	813,138
Total Liabilities		2,130,358	2,488,103

Commitments	11

Shareholders' Equity
Share capital	9	75,715,014	75,715,014
Reserves		7,894,707	7,618,203
Deficit		(26,956,198)	(25,547,085)
Total Shareholders' Equity		56,653,523	57,786,132
Total Liabilities and Shareholders' Equity		58,783,881	60,274,235

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		73,439,732	73,439,732

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		$	$	$	$
Expenses
Consulting, management and professional fees		45,268	179,886	137,120	341,325
Employee benefits		256,987	240,860	539,723	480,471
Office and sundry		144,688	48,168	243,105	170,072
Compensation expense-share-based payment	10	86,504	149,132	169,992	308,957
Travel and promotion		18,557	82,871	55,463	158,828
Depreciation		8,895	9,096	17,886	12,227
Interest and bank expenses		2,027	416	2,887	777
Foreign exchange loss		89,515	165,968	279,001	47,721
		(652,441)	(876,397)	(1,445,177)	(1,520,378)
Interest income		12,502	19,459	36,064	42,232
Gain on derivative financial instruments	9b	-	150,585	-	758,451

Loss for the period		(639,939)	(706,353)	(1,409,113)	(719,695)

Comprehensive loss for the period		(639,939)	(706,353)	(1,409,113)	(719,695)

Loss per share, basic and diluted		(0.01)	(0.01)	(0.02)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars - unaudited)

		Common shares
	Notes	Number of shares	Amount	Reserves	Deficit	Total Shareholders' equity
Balance at January 1, 2012		58,172,735	$60,044,719	$6,756,090	$(23,465,262)	$43,335,547
Loss for the period		-	-	-	(2,081,823)	(2,081,823)
Issued share capital		14,095,000	15,135,704	-	-	15,135,704
Issuance costs		-	(1,106,212)	-	-	(1,106,212)
Compensation option exercises		47,998	100,531	(41,699)	-	58,832
Warrants issued		-	(159,409)	159,409	-	-
Share-based payments		-	-	744,403	-	744,403
Warrants exercised		1,123,999	1,699,681	-	-	1,699,681
Balance at December 31, 2012		73,439,732	75,715,014	7,618,203	(25,547,085)	57,786,132

Loss for the period		-	-	-	(1,409,113)	(1,409,113)
Share-based payments	10	-	-	276,504	-	276,504
Balance at June 30, 2013		73,439,732	75,715,014	7,894,707	(26,956,198)	56,653,523

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		$	$	$	$

Cash flows from operating activities
Loss for the period		(639,939)	(706,353)	(1,409,113)	(719,695)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		8,895	9,096	17,886	12,227
Share-based payments - employee compensation	10	86,504	149,132	169,992	308,957
Share-based payments - consultant fees	10	(123)	5,671	2,343	16,335
Employee retention allowance	14	17,495	17,484	36,573	35,091
Gain on derivative financial instruments		-	(150,585)	-	(758,451)
Changes in non-cash working capital
Advances receivable		(226,166)	(85,225)	(361,633)	(349,745)
Prepaid expenses and deposits		36,271	6,029	222,035	27,225
Due to/from related parties		(28,916)	(8,617)	(23,792)	(8,617)
Accounts payable		(95,821)	(90,932)	(235,911)	21,156
Accrued liabilities		(2,515)	14,490	(84,315)	(95,447)
Net cash used in operating activities		(844,315)	(839,810)	(1,665,935)	(1,510,964)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(25,139)	(124,870)	(197,626)	(211,219)
Expenditures on exploration and evaluation assets		(2,731,629)	(5,071,888)	(5,554,626)	(9,710,840)
Net cash used in investing activities		(2,756,768)	(5,196,758)	(5,752,252)	(9,922,059)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		-	-	-	7,510
Due (from) to related parties		5,488	12,810	5,488	2,524
Proceeds from exercise of compensation options		-	-	-	64,571
Proceeds from exercise of warrants		-	-	-	1,635,343
Net cash provided from financing activities		5,488	12,810	5,488	1,709,948

Net decrease in cash during the period		(3,595,595)	(6,023,758)	(7,412,699)	(9,723,075)
Cash and cash equivalents, beginning of the period		6,924,595	10,968,341	10,741,699	14,667,658
Cash and cash equivalents, end of the period		3,329,000	4,944,583	3,329,000	4,944,583

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2013 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2013, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

3.	Summary of Significant Accounting Policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company for the year ended December 31, 2012, except for those newly adopted accounting standards noted below.

The Company has applied the following new and revised IFRSs in these unaudited interim condensed consolidated financial statements: IFRS 10 Consolidated financial statements, IFRS 13 fair value measurements, IAS 1 Presentation of financial statements and IAS 27 Separate financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Property, Plant and Equipment (“PPE”)

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

•	Field camps and equipment	straight line over 4 years
•	Furniture and fixtures	straight line over 4 years
•	Office and communications equipment	straight line over 4 years
•	Vehicles	straight line over 4 years
•	Leasehold improvements	straight line over the lease term
•	Geophyiscal equipment	straight line over 4 years

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

c)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

4.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six-month periods ended June 30, 2013 and 2012 was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Salaries	$233,307	$270,920	$487,867	$496,734
Employee retention allowance	$17,006	$15,678	$33,915	$31,465
Compensation expense-share-based payments	$14,378	$120,767	$99,906	$225,336
	$264,691	$407,365	$621,688	$753,535

b)	Other Related Parties

As at June 30, 2013, an amount of $41,552 was due from Banro Corporation, a company with common directors related to common expenses in the Congo (December 31, 2012 - $17,760).

	June 30, 2013	December 31, 2012
	$	$
Due from related parties	41,552	17,760

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

5.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Geophysical equipment	Total
		$	$	$	$	$	$	$
Cost
Balance at December 31, 2011		151,626	212,212	400,241	503,839	-	-	1,267,918
Additions		7,775	9,407	10,600	214,655	84,906	-	327,343
Disposals		-	(11,769)	-	(47,027)	-	-	(58,796)
Balance at December 31, 2012		159,401	209,850	410,841	671,467	84,906	-	1,536,465
Additions		1,200	3,669	-	40,990	-	151,767	197,626
Disposals		-	-	-	-	-	-	-
Balance at June 30, 2013		160,601	213,519	410,841	712,457	84,906	151,767	1,734,091

Accumulated Depreciation
Balance at December 31, 2011		102,926	72,339	149,874	163,824	-	-	488,963
Depreciation for the year		10,083	54,267	102,048	145,296	18,025	-	329,719
Disposals		-	(6,505)	-	(24,955)	-	-	(31,460)
Balance at December 31, 2012		113,009	120,101	251,922	284,165	18,025	-	787,222
Depreciation for the period		4,640	26,398	51,355	72,012	12,160	18,971	185,536
Disposals		-	-	-	-	-	-	-
Balance at June 30, 2013		117,649	146,499	303,277	356,177	30,185	18,971	972,758

Carrying amounts
Balance at December 31, 2011		48,700	139,873	250,367	340,015	-	-	778,955
Balance at December 31, 2012		46,392	89,749	158,919	387,302	66,881	-	749,243
Balance at June 30, 2013		42,952	67,020	107,564	356,280	54,721	132,796	761,333

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

6.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at December 31, 2011	$7,446,710	$22,493,653	$29,940,363
Additions	1,804,112	16,360,726	18,164,838
Balance at December 31, 2012	9,250,822	38,854,379	48,105,201
Additions	335,460	5,410,034	5,745,494
Balance at June 30, 2013	$9,586,282	$44,264,413	$53,850,695

There is $150,000 of intangible exploration and evaluation expenditures as at June 30, 2013. The intangibles have not been included in the table above. There have not been any additions or disposals since January 1, 2013.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 53 exploration permits totaling 14,344 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project covers an area of 2,087 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

7.	Intangible Assets

The Company’s intangible assets include licenses and rights related to the Company’s previous business. Based on management’s assessment, these intangible assets have been valued at $1 as their fair market value is nominal.

8.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

June 30, 2013
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$666,849	-	$54,000,695
Canada	$94,484	$1	-
	$761,333	$1	$54,000,695

December 31, 2012
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$636,873	-	$48,255,201
Canada	$112,370	$1	-
	$749,243	$1	$48,255,201

9.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of June 30, 2013, the Company had issued and outstanding 73,439,732 common shares (December 31, 2012 – 73,439,732) and no preference shares issued and outstanding.

b)	Common share purchase warrants

During the three and six month periods ended ended June 30, 2013, the Company recorded a gain on derivative financial instruments of $nil for both periods (three and six month periods ended June 30, 2012 - $150,585 and $758,451, respectively).

As part of the February 1, 2011 brokered private placement, the Company issued to the underwriters 510,000 broker warrants each of which was exercisable to acquire a common share of the Company at a price of Cdn$2.35 until February 1, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants had a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%. These broker warrants expired on February 1, 2013 unexercised.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

As part of the October 9, 2012 prospectus offering, the Company issued to the underwriters 554,700 broker warrants each of which is exercisable to acquire a common share of the Company at a price of Cdn$1.05 until October 9, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$0.28 using the Black-Scholes model with the following assumptions: volatility 63.75%, risk free rate 1.15%, expected life 1 year, dividend yield 0%. These 554,700 broker warrants are still outstanding as at June 30, 2013.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for both the three and six month periods ended June 30, 2013, amounting to 73,439,732 (three and six month periods ended June 30, 2012 – 59,344,732 and 59,052,013, respectively) common shares. As at June 30, 2013, stock options and broker warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the six month period ended June 30, 2013:

Exercise Price		During the Period				Closing	Weighted average remaining contractual	Vested &
Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	5,315,000	-	-	350,000	-	4,965,000	2.48	3,570,000	1,395,000
1.26 - 1.80	110,000	-	-	-	-	110,000	3.53	55,000	55,000
2.45 - 2.69	1,465,000	-	-	150,000	-	1,315,000	2.14	1,315,000	0
2.70 - 3.25	75,000	-	-	-	-	75,000	2.67	75,000	-
	6,965,000	-	-	500,000	-	6,465,000	2.43	5,015,000	1,450,000
Weighted Average Exercise Price (Cdn$)	1.49	-				1.48		1.59	1.09

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

For the six month period ended June 30, 2012:

Exercise Price Range		During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,405,000	-	-		-	3,405,000	2.37	3,405,000	-
1.26 - 1.80	-	110,000	-	-	-	110,000	4.53	-	110,000
2.45 - 2.69	1,465,000	-	-		-	1,465,000	3.10	732,500	732,500
2.70 - 3.25	75,000	-	-	-	-	75,000	3.67	37,500	37,500
	4,945,000	110,000	-	-	-	5,055,000	2.65	4,175,000	880,000
Weighted Average Exercise Price (Cdn$)	1.65	1.80	-	-	-	1.65	-	1.45	2.59

There were no options granted during the six month period ended June 30, 2013 (the assessed weighted average fair value at grant date of options granted during the six month period ended June 30, 2012 was Cdn$1.14 per option). The weighted average fair value of stock options issued and outstanding as at June 30, 2013 was estimated at Cdn$0.98 per stock option at the grant date (six month period ended June 30, 2012 – Cdn$1.25).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the six month period ended June 30, 2012 included the following (no options were granted during the six months ended June 30, 2013):

Three month period ended	March 31, 2013	March 31, 2012
Risk free interest rate	-	1.00%
Expected life	-	3 years
Annualized volatility	-	104.54%
Dividend yield	-	0%
Forfeiture rate	-	2%
Grant date fair value (Cdn$)	-	$1.14

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six month periods ended June 30, 2013, the Company recognized in the statement of comprehensive loss as an expense $86,504 and $169,992, respectively (three and six month periods ended June 30, 2012 – $149,132 and $308,957, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $104,088 for the six month ended June 30, 2013 (six month period ended June 30, 2012 – $115,702) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During both the three and six month periods ended June 30, 2013, $2,464 (three and six month periods ended June 30, 2012 - $5,749 and $16,425, respectively) was recorded as a consulting expense with respect to stock options granted to consultants.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

These amounts were credited accordingly to reserves in the consolidated statement of financial position.

11.	Commitments

Lease Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at June 30, 2013 are as follows:

2013	$212,411
2014	$75,610
2015	$12,602
$300,623

Included in commitments is $136,800 which relates to a minimum purchase obligation of helicopter services in the Congo.

12.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than six months.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2013.

2013
Canadian dollar
Cash and cash equivalents	2,474,023
Due from/to related parties	-
Prepaid expenses	49,849
Accounts payable and accrued liabilities	(14,920)
Employee retention allowance	(207,962)
Total foreign currency financial assets and liabilities	2,300,990
Foreign exchange rate at June 30, 2013	0.9508
Total foreign currency financial assets and liabilities in US $	2,187,781
Impact of a 10% strengthening of the US $ on net loss	218,778

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2013 and December 31, 2012 is as follows:

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

	June 30, 2013	December 31, 2012
Cash and cash equivalents	$3,329,000	$10,741,699
Advances receivable	$513,655	$152,022
Due from related parties	$41,552	$17,760
	$3,884,207	$10,911,481

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $672,754 and accrued liabilities of $69,836 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30, 2013	December 31, 2012
Cash and cash equivalents	$3,329,000	$10,741,699
Share capital	$(75,715,014)	$(75,715,014)
Deficit	$(26,965,198)	$(25,547,085)
	$(99,351,212)	$(90,520,400)

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2013

(Expressed in U.S. dollars, except for per share amounts - unaudited)

13.	Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three-month periods ended		For the six-month periods ended
	Note	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Depreciation included in exploration and evaluation assets	6	$82,471	$75,864	$165,670	$150,272
Stock-based compensation included in exploration and evaluation assets	6	$56,005	$51,100	$104,088	$115,702
Employee retention allowance	14	$20,500	$20,500	$41,000	$41,000

14.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2013, the Company had accrued a total liability of $569,142 (December 31, 2012 - $490,280).

The following table summarizes information about changes to the Company’s employee retention allowance during the six-month period ended June 30, 2013.

$
Balance at December 31, 2011	$355,720
Additions	134,560
Paid to employees	-
Balance at December 31, 2012	490,280
Additions	78,862
Paid to employees	-
Balance at June 30, 2013	569,142

Of the $78,862 accrued during the six-month period ended June 30, 2013, $41,000 (December 31 2012 - $82,000) was capitalized to exploration and evaluation expenditures.

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